

July 6, 2010

Mr. Robert F. Hull, Jr.
Lowe's Companies, Inc.
1000 Lowe's Blvd.
Mooresville, NC 28117

> **RE:** **Lowe's Companies, Inc.**
> **Form 10-K for the fiscal year ended January 29, 2010**
> **Filed March 30, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **File # 1-7898**

Dear Mr. Hull:

We have reviewed your response letter dated June 24, 2010 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Definitive Proxy Statement on Schedule 14A

Executive Officer Compensation, page 16

Analysis of the "Market," page 18

1. We note your response to comment four in our letter dated June 10, 2010. As previously requested, please indicate in future filings where actual total annual compensation amounts fall relative to benchmarked levels and, to the extent amounts fall significantly above or below those targeted amounts, please discuss the reasons for such variance. Please also show us in your supplemental response what this additional disclosure would look like based on the total annual compensation amounts that your named executive officers earned in 2009.

\*   \*   \*   \*

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provides any requested supplemental information.  Detailed response letters greatly facilitate our review.  Please file your response letter on EDGAR.  Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding comments on the financial statements and related matters please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, or, in her absence, to the undersigned at (202) 551-3689.  Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or, in his absence, Dieter King, Senior Staff Attorney, at (202) 551-3338 with any other questions.

Sincerely,

John Hartz
Senior Assistant Chief Accountant